Exhibit 99.5

SIGMA LITHIUM RESOURCES CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Registered Office:

745 Thurlow Street, Suite 2400

Vancouver, British Columbia

V6E OC5

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

Introduction

The following interim management’s discussion and analysis (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Resources Corporation (the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2020. This MD&A has been prepared to provide material updates regarding the business operations, liquidity and capital resources of the Company since its last annual management’s discussion and analysis, being the management’s discussion and analysis for the year ended December 31, 2019 (the “Annual MD&A”). This MD&A does not provide a general update to the Annual MD&A or reflect any non-material events since the date of the Annual MD&A.

This discussion should be read in conjunction with the Annual MD&A, the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes thereto, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Information contained herein is presented as of November 30, 2020, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Company’s Board of Directors (the “Board”), considered the materiality of information. Information is considered material if: (i) such information would result in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on the Company’s website at www.sigmalithiumresources.com or from www.sedar.com.

Readers should refer to and carefully consider the sections below titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

Company Business

The Company, through its indirectly wholly-owned subsidiary Sigma Mineração S.A. (“SMSA”), is developing a cluster of lithium hard-rock deposits with exceptional mineralogy at its Grota do Cirilo property in Brazil (the “Project”), focusing on the development of the Xuxa deposit (“Phase 1”) and then on the development of the Barreiro deposit (“Phase 2”), including the construction and commissioning of the Commercial Production Plant (as defined below).

In 2018, SMSA started to produce high-quality environmentally-sustainable battery-grade lithium concentrate at its pilot plant (the “Pilot Plant”) and to ship samples to potential customers. SMSA is working towards its objective to commission its commercial production plant (the “Commercial Production Plant”), which will be producing (based on Pilot Plant and product testing to date) “green” 6% battery-grade lithium concentrate engineered with low impurities to the specifications of its prospective customers in the lithium-ion battery supply chain for electric vehicles (“EVs”) and renewable energy storage.

Page | 2

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

Based on the technical report titled “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report” dated October 18, 2019 and with an effective date of September 16, 2019 (the “Feasibility Study Report”), the Company plans to produce 220,000 tonnes annually of battery-grade lithium concentrate in Phase 1 of the Project and expects to be amongst the world’s lowest cost producers. In Phase 2 if warranted after further study production would be increased to 440,000 tonnes annually.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of environmental, social and governance (“ESG”) practices, which was established as part of its core purpose at inception in 2012. Its production process is powered by green hydroelectricity and the Company utilizes state of the art water recycling techniques in beneficiation combined with dry stacking tailings management.

Highlights

PROJECT DEVELOPMENT AND OPERATIONS

As a result of the recent significant improvement in the outlook for the lithium market for 2022 and onwards, specifically for ESG & sustainable lithium products, the Company added a number of workstreams to the pre-construction activities at the Project, with the objective of solidifying its unique market leadership as a future supplier of “low-carbon” high-purity 6% battery-grade lithium concentrate. In parallel, the Company has focused on completing the detailed engineering pre-construction workstreams for Phase 1 of the Project and the Commercial Production Plant.

The Company’s strategic approach is the result of a thorough review of the Company´s strategic priorities, and aims to significantly increase both the scale of the Project and its commercial and market importance on three fronts: future production, scale of mineral reserves and scale of mineral resources, all while maintaining its strategic leadership in ESG & sustainability in the lithium supply chain.

Based on discussions with potential customers, the Company commenced a further feasibility study to target a higher production capacity than the 220,000 tonnes per annum of high-purity 6% battery-grade lithium concentrate it will have once Phase 1 production comes onstream (expected in 2022). In the first half of 2021, the Company expects to complete an updated feasibility study to include the Barreiro deposit contemplating production at the rate of 440,000 tonnes per annum (Phase 2).

The mobilization plan for pre-construction activities involving engineering personnel, which was based on then existing COVID-19 health and safety guidelines, was initiated after the closing of the Company´s equity financing in August 2020. However, shortly thereafter a second wave of COVID-19 took hold globally, leading certain countries to impose rigid 14-day quarantine measures and severely restrict international travel. As a result, the Company pivoted its strategy regarding third party engineering consultants, and replaced certain firms and teams originally contracted with Brazil-based specialists, coordinated by the Brazilian firm GE21 Consultoria Mineral, working in close coordination with Primero Group Americas Inc. (subsidiary of Primero Group Ltd.) (“Primero”) and certain international consultants. In addition, the Company is advancing on building its team within the parameters outlined in the Feasibility Study Report

The Company expects its pre-construction activities (including the EPC and “contract-readiness” of core construction suppliers) to be completed during the first half of 2021. A decision regarding construction could then be made by the Board, with the ordering of long lead items for the Commercial Production Plant. Phase 1 production commencement is expected in the first quarter of 2022 at the rate of 220,000 tonnes per annum.

Page | 3

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

Pre-Construction Update for Commercial Production Plant

There are four main workstreams involved in the detailed engineering and pre-construction of the Commercial Production Plant: geotechnical structural assessment for the civil engineering and foundations, front-end engineering design, EPC pre-procurement and contract readiness of construction suppliers (including long lead items).

The Detailed Engineering and Front-End Engineering Design (“FEED”) for the Commercial Production Plant will be contemplating solutions for a future addition of a production line to process the spodumene ore to be mined from the Barreiro deposit in Phase 2 of the Project. The key objective is to maintain operational and processing efficiency and flexibility at the Commercial Production Plant, allowing for a meaningful production increase in the year subsequent to commissioning, when Phase 2 would come onstream.

The Company will be evaluating operational and capital expenditure trade-offs to be achieved as a result of the different possible design alternatives for the crushing circuit to be installed at the Commercial Production Plant. Currently, according to the Feasibility Study Report, the crushing circuit is planned as an operational expenditure, with a crushing cost per ton included in the total cash production cost of Xuxa.

Pre-Construction Update for the Xuxa Mine

There are three main workstreams involved in the pre-construction activities for the Xuxa mine: geotechnical validations at higher (detailed engineering) confidence levels, hydrogeology validations at higher (detailed engineering) confidence levels and optimization of the mining plan with two pit layouts under consideration.

These validations at detailed engineering confidence levels are in process as a result of the ESG-centered strategy of the Company. Certain key elements of the environmental strategy for the Xuxa mine, as detailed in the Feasibility Study Report, are: (i) preserving the Piauí river’s seasonal “stream” and (if any) underlying alluvial sediments (collectively, the “Piauí”), resulting from its role in providing a source of freshwater for the surrounding communities for three months in the year during rainy season, as the Project is located in a semi-arid region; (ii) dry stacking for tailings from the processing plant; and (iii) overall minimization of vegetation and tree suppression in both pit and tailings areas to less than 50 hectares and provision of environmental compensation lands at 2:1 ratio per hectare (at tropical forest levels) for suppressed vegetation.

The workstreams:

(i)	Geotechnical validation to further increase confidence (at detailed engineering level) and refine North and South pit designs of the Xuxa mine. Therefore, additional geotechnical holes are being drilled with core orientations targeting all wall orientations (i.e. hanging wall, end walls, and footwall).

(ii)	Hydrogeology validations at higher confidence (detailed engineering levels) of the following hydrogeological and hydraulic connections between the Piauí and the Xuxa ore body, as follows: (a) connections between the Piauí and the pegmatite dyke, which could develop through a fractured joint and/or fault systems; and (b) connection between the Piaui and the weathered zone of the Xuxa ore body. A hydrogeology detailed assessment of these two groundwater pathways will increase confidence that, in the event climate change substantially alters rainfall patterns in the region, increasing seasonal water flows at the Piaui, the Company would be equipped with information to determine the most suitable pit dewatering methodology.

Page | 4

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

(iii)	Optimization of the mining plan with two pit layouts under consideration: (a) layouts used in the Feasibility Study Report, which indicate that two pits would be excavated to a maximum height of about 320 meters; and (b) a smaller starter pit layout that would be excavated to a maximum height of 225 meters. Each mining plan will have a different configuration for the waste and tailings piles locating them in areas of pastures (with low-to-none vegetation suppression) as well as a maximum of 40 hectares in area. In addition to potentially lowering the capital expenditures for the construction of the mine from the amounts in the Feasibility Study Report, this optimization has the benefit of decreasing the vegetation suppression of trees in the construction of the pit and waste and tailings piles, enhancing the life cycle analysis of the Company by substantially decreasing its carbon footprint.

Development of Barreiro Deposit

There are two main workstreams in the development activities for the Barreiro deposit: the preparation of a new pre-feasibility study for the Project, which will update the Feasibility Study Report, and the environmental licensing process for the Barreiro mine.

(i)	The Company hired SGS Canada to prepare a pre-feasibility study for the development of the Barreiro deposit in accordance with National Instrument 43-101 (“NI 43-101”), contemplating the Commercial Production Plant with a separate processing line for the Barreiro mine (sharing the industrial infrastructure with the Xuxa mine). This workstream is expected to be completed in the first half 2021.

•	The Barreiro deposit has measured and indicated mineral resources in accordance with NI 43-101 of 20.5 million tonnes with a Li2O average grade of 1.43%. Therefore, additional drilling is not required for the completion of this workstream. The Company shipped 1.250 tonnes of drill core samples from the Barreiro deposit to SGS Lakefield in Canada. The results of the metallurgical recovery analysis for the performance of the material in dense media are expected in the next few weeks.

•	Pending design decisions to be made for the ongoing FEED regarding crushing capacity at the Commercial Production Plant, the Barreiro mining plan is under preparation with assumptions for mining of 1.8 million tonnes of spodumene ore annually, mirroring the Company´s filings for the Barreiro deposit Environmental Impact Assessment (“EIA”) with the Brazilian regulator, Agência Nacional de Mineração.

(ii)	The Company has been conducting detailed environmental impact studies for the fauna and the flora in the Barreiro area since the second quarter of 2020 during the dry season. These studies continued in the third quarter of 2020 into the wet season.

•	The Company is currently preparing an environmental impact study for the Barreiro mine. The EIA/RIMA integrated licensing request (with the environmental licenses for the Xuxa mine and Commercial Production Plant) is expected to be filed in the first quarter of 2021. The EIA/RIMA contemplates the location of its processing tailings dry stacking piles in the vicinity of the Commercial Production Plant in areas of pastures (with low-to-no vegetation suppression).

Page | 5

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

•	The ESG-centric strategy of the Company dictates a similar approach to the Barreiro mine to that of the Xuxa mine, with the selection of areas for waste piles targeting the overall minimization of vegetation and tree suppression which, in combination with the vegetation suppression required for the pit areas, amounts to less than 50 hectares. As a result, the life cycle analysis of the Company is substantially enhanced, decreasing its mining carbon footprint.

The Company plans to initiate exploring financing options for Barreiro construction, including the possibility of a strategic partner.

Other Deposits

•	The Company’s strategic approach includes plans to accelerate exploration activity and increase more rapidly the scale of its mineral resources. In 2020, the Company´s own geological teams have continued to evaluate the potential of certain deposits on the Grota do Cirilo property that were not included in the NI 43-101 mineral resource estimate in the Feasibility Study Report. SGS Canada was engaged to update the mineral reserve estimated for the Project to incorporate the mineral resources of these deposits and to prepare a drill plan to be followed by the Company. Based on the area´s “brownfield status” (one of the deposits was a former artisanal mine), the plan contemplates between ~6500m to 7500m of diamond HQ drilling, with spacings of 50-100m, mostly split between two pegmatites in the immediate geological vicinity of the Barreiro deposit, across its mineral concession border.

•	This workstream will be led by the Company´s own dedicated geological team. Therefore, it will not impact the Xuxa mine pre-construction workstreams. Following the completion of the pre-construction activities of the Xuxa mine involving geotechnical and geohydrology drilling, the drilling rigs on site will be redeployed to conduct this program.

•	The Company plans to focus in particular on an area with pegmatite surface exposure that in the 2018-2019 drilling program yielded promising results. In 2019, 350m of drilling was carried out in the area, intercepting 110m of pegmatite with an average grade of 1.6% Li2O and average thickness of 20m. An estimation was based on a drilling section that shows a continuity potential of high exploration value. The drill plan will be designed using information from the previous drilling campaign and will be adjusted based on real time results during the 2021 drill program.

•	The current Feasibility Study Report includes (i) a mineral reserves estimate of 10.27 million tonnes of proven reserves with 1.45% Li2O content and 3.52 million tonnes of probable reserves with 1.47% Li2O content and (ii) a mineral resources estimate of 26.34 million tonnes of measured resources with 1.39% Li2O content, 19.44 million tonnes of indicated resources with 1.37% Li2O content and 6.6 million tonnes of inferred resources. The estimates were prepared using a cut-off grade of 0.5% Li2O.

ESG & Sustainability

•	As a result of the ESG-centered strategy of the Company, sustainability considerations and actions are intrinsically incorporated into the various execution workstreams.

Page | 6

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

•	The Company has an ongoing comprehensive environmental and social program in process, in accordance to its leadership role in ESG in the lithium mining sector and its commitment to sustainable mining. The ongoing actions are described below.

•	These mitigating social and environmental programs aim to establish actions to proactively mitigate, prevent, control and compensate for the environmental impacts that could be caused by the mining activity to be carried out by the Company, once it enters production phase. The Company designed these programs and actions based on the United Nations Sustainable Development Goals (“UN-SDGs”).

(i)	Initiated Programs and Actions
•	Solid waste management program
•	Waste reuse plan
•	Environmental education program - PEA
•	Program for the prioritization and professional training of local suppliers
•	Accident prevention and public health program
•	Social communication program
•	Maintenance and conservation program for permanent preservation areas and legal reserves
•	Environmental management and supervision plan
•	Monitoring program for vegetation planted
•	Program for visual monitoring of environmental impacts and mitigating measures
•	Specific conservation and monitoring programs for endangered species

(ii)	Beginning in the first half of 2021
•	Surface water monitoring program
•	Noise monitoring program
•	Vibration levels control program
•	Air emissions control program
•	Program to rescue and drive away the local fauna from industrial sites
•	Program to rescue threatened and endemic flora
•	Monitoring program for domestic and industrial effluents
•	Surface water quality monitoring program
•	Air quality monitoring program
•	Noise and vibration levels monitoring program
•	Fauna monitoring program

(iii)	Beginning in the second half of 2021
•	Program for the implementation and maintenance of rain drainage systems and containment of erosion processes
•	Program for the implementation and maintenance of the levels of noise, vibrations and control of atmospheric emissions
•	Fauna rescue technical project

•	On July 29, 2020, an important step was accomplished for the obtention of the operational license (licença operacional, LO), required once the Project enters Phase 1 production: SMSA's mining easement request (servidão mineral) was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit (ANM Process No. 824.692/1971). The easement area has a total of 413.3 hectares and aims to cover the areas of: waste and tailings piles, Commercial Production Plant, all access roads (internal), electrical substation, installation of gas station and support structures.

Page | 7

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

Corporate

•	The Minas Gerais state oversight body for sustainable economic development (Grupo de Coordenação de Política Pública de Desenvolvimento Econômico Sustentável – GCPPDES) approved the Project as a State Priority Project (projeto de desenvolvimento prioritario). As a result, all of the state-level licensing and regulatory approvals for the Project are being centralized under the special projects secretariat INDI and SUPRI (Secretaria Projetos Especiais), including environmental licensing as well as several tax deferral programs from SEFAZ (Secretaria da Fazenda). The new status should result in a fast tracking of these processes.

•	The Project´s State Priority Project status makes the Company eligible for development loan grants from the state’s development bank, Banco de Desenvolvimento de Minas Gerais (“BDMG”), including an $ 18.75 million (R$ 75 million) development bank loan committed for the construction periods.

•	As at the date of this MD&A, the Company had $14.3 million (US$11.1 million) in cash and cash equivalents and $2.5 million (US$1.9 million) had been drawn under the US$ 5.0 million revolving credit facility provided by A10 Group (a group controlled by directors and senior officers of the Company) (the “A10 Group Credit Facility”).

•	The Company has completed the equity capital component of the financing to advance into production the Xuxa mine or Phase 1 of the Project and the debt component has been arranged, subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary closing conditions.

•	The Company expects to have additional liquidity, available under existing credit facilities, in order to finance the initial ongoing workstreams contemplated by the Company’s strategy to accelerate the development of Phase 2 production as described above. In addition, subject to TSX-V approval, A10 Group has agreed to extend the US$ 5.0 million A10 Group Credit Facility for an additional six months.

Highlights from January 1, 2020 to the date of this MD&A (in reverse chronological order):

•	On September 25, 2020, the Company announced a management appointment, two technical committee appointments and updates on the Board. The Company appointed Maria Jose Salum as its Chief Sustainability Officer, and Wes Roberts and Vicente Lobo as the Co-Chairs of its Technical Committee. In addition, the Company announced that (i) Maryse Belanger had resigned as Non-Executive Director and Vice Chairman of the Board to focus on her newly appointed executive position of Chief Executive Officer of the U.S. based exploration and development company Bullfrog Gold Corporation, a portfolio company of Barrick Gold Corporation, and (ii) Ana Cabral Gardner has been appointed as Co-Chairman of the Board, joining Calvyn Gardner, who also became Co-Chairman of the Board.

Page | 8

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

•	On August 13, 2020, the Company announced the closing of a non-brokered private placement (the “Offering”) of 8,250,200 common shares of the Company (“Common Shares”) at a price of C$2.15 per Common Share for aggregate gross proceeds of US$13.3 million (approximately Cad$17.8 million). Cormark Securities Inc., National Bank Financial Inc and A10 Group (defined below) acted as financial advisors to the Company and received finders’ fees with respect to certain orders of up to 7%, which, in aggregate, amounted to US$945,000 (approximately Cad$1.3 million). The size of the Offering reflected an upsizing by one-third from the original intended amount announced on July 27, 2020 due to strong institutional investor demand.

•	On July 21, 2020, the Company announced the signing of a FEED contract for the second phase of early contractor involvement (“ECI”) for the engineering, procurement and construction for the development of the Xuxa deposit.

•	On June 29, 2020, the Company announced the signing of a term sheet for a US$45 million senior secured project finance facility (the “Bank Project Finance Facility”) to be led by Societe Generale. The Bank Project Finance Facility is to be used for the development of the Xuxa deposit. As at the date of publication of this MD&A, the consummation of the Bank Project Finance Facility remained subject to completion of due diligence, credit approval, the negotiation of definitive documentation and other customary closing conditions.

•	On May 4, 2020, the Company announced, as part of its active engagement in the fight against the spread of COVID-19, that it donated 12 tons of sodium hypochlorite (hospital sanitizer liquid bleach) in 12,000 bottles to hospitals, medical clinics, prisons, nursing homes, care centers for people with disabilities and religious entities in the Vale do Jequitinhonha region, where its Grota do Cirilo property is located. This amount was sufficient to supply these entities until December 2020.

•	On March 16, 2020, the Company formally engaged Banco do Brasil S.A. (“BB”), Brazil’s largest bank, to advise and support the Company to prepare a financing package to fund the construction of the Xuxa mine. Following the publication of the Feasibility Study Report, BB and the Company began active discussions with the following development banks and development agencies in Brazil: Banco do Nordeste (BNB), BNDES, BDMG and FINEP (the “Development Banks”).

•	On February 21, 2020, the Company completed the first phase of ECI.

Trends

Lithium Price and Demand Trends

From late 2015 to mid-2018, lithium prices experienced a substantial upward trend. The price improvement was primarily driven by an undersupply relative to expected demand, which incorporated expectations of substantial growth in the adoption of EVs.

The industry transitioned from undersupply to oversupply in 2018, resulting from delays in EV adoption combined with large lithium projects coming onstream. Demand disruption from COVID-19, coupled with existing high inventories, placed additional pressure.

The resulting lithium price weakness led to curtailments, closures and operating rate reductions in the sector. Bank of America expects global lithium mine supply to contract from 387kt Lithium Carbonate Equivalent (“LCE”) in 2019 to 346kt LCE in 2020.

Page | 9

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

More recently, various green initiatives in Europe and Asia, coupled with heightened consumer concern regarding the environment post COVID-19, started to have an impact, and lithium demand is now expected to expand strongly on the back of a re-acceleration in EV adoption. Bank of America believes it is yet to be fully seen how production strategies are adjusted in response to an impending demand-side shock and increased risk of supply chain bottlenecks. Evidence of this adjustment was provided by Tesla at its September “Tesla Battery Day”, with the announcement of an increase in planned battery capacity in 2030 from 148 gigawatts to a very large 3 terawatts, almost 10x that of the world’s largest battery maker CATL at 332 gigawatts (Source: Benchmark Mineral Intelligence).

The market consensus expectation (based on average projections from Berenberg, BMO, CRU and Cochilco) is for total lithium demand to increase in 2020 to 2024 at a compound annual growth rate (“CAGR”) of 24.1%, mainly driven by the rising consumption in rechargeable battery applications, with demand from EV manufacturers growing at a higher CAGR of 36.1%. This expectation is supported by forecasts of a fast-growing EV market.

UBS estimates that global sales of battery electric vehicles and plug-in hybrid electric vehicle will rise at a CAGR of 37.3% from 2020 to 2023 and that Europe, the fastest growing global market, will see jump in market share from 26% in 2019 to 44% already in 2020 and then rising further to 46% in 2023. Europe is expected to overtake China as the largest EV market in 2020.

European consumers favor long-range vehicles with fast acceleration, which require batteries that are typically made with lithium hydroxide. As a result, this segment of the lithium market should see faster growth.

Bank of America expects consumption of lithium carbonate to grow at 17% CAGR from 2020 to 2025, but consumption of lithium hydroxide to grow at a substantially higher rate of 42% to 49% CAGR in the same period. Lithium producers with hard rock deposits, which can typically produce lithium hydroxide at a lower cost than lithium producers with brine deposits, are expected to benefit.

The Company is following closely other macroeconomic, political and social changes that will affect the Company as a result of the COVID-19 outbreak and its impact on the auto industry and demand for EVs.

Please also see the risk factors described in “Risk Factors” below.

Lithium Properties

SMSA owns four properties (the “Lithium Properties”) divided into the Northern Complex (the Grota do Cirilo, Genipapo and Santa Clara properties) and the Southern Complex (the São José property); and holds 27 mineral rights, which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations. The Lithium Properties are spread over 191 km2. The area includes nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities.

The Lithium Properties are located in Northeastern Minas Gerais State, in the municipalities of Araçuaí́ and Itinga, approximately 25 km east of the town of Araçuaí́ and 600 km northeast of Belo Horizonte.

The surface rights in the Grota do Cirilo area, the current primary focus of activity, are held by two companies owned by certain directors of the Company, Arqueana Empreendimentos e Participações S.A. (“Arqueana”) and Miazga Participações S.A. (“Miazga”). SMSA has entered into two right-of-way agreements with these companies to support its exploration and development activities within the Grota do Cirilo property, as well as with third-party surface owners.

Page | 10

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

On July 29, 2020, the approval of SMSA's mining easement request (servidão mineral) was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit (ANM Process No. 824.692/1971). The easement area has a total of 413.3 hectares and aims to cover the areas of: waste and tailings piles, Commercial Production Plant, all access roads (internal), electrical substation, installation of gas station and support structures.

SMSA has been granted a water license, which allows for the usage of 150 m3/h of flow from the nearby Jequitinhonha River for all months of the year for a period of 10 years and this is expected to be sufficient for the life-of mine (LOM) requirements for the Xuxa mine and product processing.

The Brazilian government levies a royalty on mineral production: Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”). Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Xuxa Project is also subject to two third-party royalties, one on the net income from sales and the other on a net smelter return (NSR), of 1% each.

Selected Quarterly Information

As the Company has no revenue, its ability to fund its operations is dependent upon securing financing through the sale of equity, sale of future production, sale of assets or obtaining debt financing linked to equity or future receivables or secured by its mineral properties. The fair value of any mineral asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production or proceeds from disposition of such properties.

		Profit or Loss
Three Months Ended	Total Sales ($)	Total ($) (unaudited)		Per Share ($) (9)
September 30, 2020	-	$(329,727	)(8)	(0.00)
June 30, 2020	-	$(141,595	)(7)	(0.00)
March 31, 2020	-	$(149,006	)(6)	(0.00)
December 31, 2019	-	$(219,570	)(5)	(0.00)
September 30, 2019	-	$(1,991,967	)(4)	(0.03)
June 30, 2019	-	$(1,408,454	)(3)	(0.02)
March 31, 2019	-	$(1,454,976	)(2)	(0.02)
December 31, 2018	-	$559,333	(1)	0.01

(1) The net gain for the three months ended December 31, 2018 of $559,333 resulted from (i) general and administrative expenses of $257,879 (including stock-based compensation of $260,338); (ii) accretion and interest on note payable of $502,497; (iii) a foreign exchange gain of $1,326,806; and (iv) depreciation of $7,097.

(2) The net loss for the three months ended March 31, 2019 of $1,454,976 resulted from (i) general and administrative expenses of $1,072,919 (including stock-based compensation of $2,575); (ii) accretion and interest on note payable of $117,350; (iii) a foreign exchange loss of $234,525; and (iv) depreciation of $30,182.

Page | 11

Sigma Lithium Resources Corporation

Interim Management’s Discussion and Analysis – Highlights

Three and Nine Months Ended September 30, 2020

Discussion dated: November 30, 2020

(3) The net loss for the three months ended June 30, 2019 of $1,408,454 resulted from (i) general and administrative expenses of $1,633,794 (including stock-based compensation of $523,320); (ii) accretion and interest on note payable of $84,972; (iii) a foreign exchange gain of $312,301; and (iv) depreciation of $1,989.

(4) The adjusted net loss for the three months ended September 30, 2019 of $1,991,967 resulted from (i) general and administrative expenses of $1,005,861 (adjusted and including stock-based compensation of $327,656); (ii) accretion and interest on note payable of $89,149; (iii) a foreign exchange loss of $881,233; and (iv) depreciation of $15,724.

(5) The net loss for the three months ended December 31, 2019 of $219,570 resulted from (i) general and administrative expenses of $195,483 (including stock-based compensation of $595,271); (ii) accretion and interest on note payable of $82,370; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $225,127; (iv) a foreign exchange gain of $302,830; and (v) depreciation of $19,630.

(6) The adjusted net loss for the three months ended March 31, 2020 of $149,006 resulted from (i) general and administrative expenses of $425,041 (including stock-based compensation of $124,270); (ii) accretion and interest on note payable of $86,541; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $34,775; (iv) fair value adjustment gain on note payable of $114,132; (v) a foreign exchange gain of $300,384; and (vi) depreciation of $17,165.

(7) The net loss for the three months ended June 30, 2020 of $141,595 resulted from (i) general and administrative expenses of $445,626 (including stock-based compensation of $87,079); (ii) accretion and interest on note payable of $79,919; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $22,335; (iv) fair value adjustment loss on note payable of $124,109; (v) a foreign exchange gain of $544,846; and (vi) depreciation of $14,452.

(8) The net loss for the three months ended September 30, 2020 of $329,727 resulted from (i) general and administrative expenses of $330,834 (including stock-based compensation of $67,646); (ii) accretion and interest on note payable of $51,547; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $87,787; (iv) fair value adjustment gain on note payable of $39,029; (v) a foreign exchange gain of $115,307; and (vi) depreciation of $13,895.

(9) Per share amounts are rounded to the nearest cent. Aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Financial Performance

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

The Company’s net loss totaled $329,727 for the three months ended September 30, 2020, with basic and diluted loss per share of $0.00. This compares with a net loss of $1,991,967 with basic and diluted loss per share of $0.03 for the three months ended September 30, 2019. The decrease in net loss of $1,662,2401 principally resulted from:

•	A decline in general and administrative expenses, which totaled $330,834 for the three months ended September 30, 2020 (three months ended September 30, 2019 - $1,007,651). Excluding the non-cash effect of stock-based compensation of $67,646 for the three months ended September 30, 2020 (three months ended September 30, 2019 - $327,656), general and administrative expenses totaled $263,188 (three months ended September 30, 2019 - $679,995). The decrease of $416,807 is mainly attributable to cost saving initiatives by management.

Page | 12

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

•	A foreign exchange gain, which amounted to $115,307 for the three months ended September 30, 2020 (comparative period – foreign exchange loss of $879,443). The positive variation of $994,750 was primarily the result of a depreciation of the Brazilian Real relative to the Canadian dollar.

  Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

  The Company’s net loss totaled $620,328 for the nine months ended September 30, 2020, with basic and diluted loss per share of $0.01. This compares with a net loss of $4,855,397 with basic and diluted loss per share of $0.07 for the nine months ended September 30, 2019. The decrease in net loss of $4,235,069 principally resulted from:

•	A decline in general and administrative expenses, which totaled $1,201,501 for the nine months ended September 30, 2020 (nine months ended September 30, 2019 - $3,714,364). Excluding the non-cash effect of stock-based compensation of $278,995 for the nine months ended September 30, 2020 (nine months ended September 30, 2019 - $853,551), general and administrative expenses totaled $922,506 (nine months ended September 30, 2019 - $2,860,813). The decrease of $1,938,307 is mainly attributable to cost saving initiatives by management.

•	A foreign exchange gain, which amounted to $960,537 for the nine months ended September 30, 2020 (comparative period – foreign exchange loss of $801,667). The positive variation of $1,762,204 was the result of a depreciation of the Brazilian Real relative to the Canadian dollar.

  Cash Flow

  At September 30, 2020, the Company had cash and cash equivalents of $16,071,957, compared to $103,640 at December 31, 2019. The increase in cash of $15,968,317 from the December 31, 2019 cash balance was the result of net cash outflows in operating activities of $1,118,304, cash outflows from investing activities of $1,737,890; cash inflows in financing activities of $18,781,038, and a positive effect of exchange rate fluctuations on cash held in foreign currency of $43,743.

  Operating activities’ net cash outflow consisted of: adjustments to depreciation of $45,512, stock-based compensation of $278,995, interest and accretion on note payable of $218,007, interest expense on amounts drawn on a credit facility and accounts payable to suppliers of $144,897, fair value gain adjustment on a restructuring of the note payable of $29,052, unrealized foreign exchange gain on note payable of $975,210, and a net decrease in non-cash working capital balances of $181,125 (because of a decrease in receivables and other assets of $12,773, a decrease in amounts payable and other liabilities of $174,365, a decrease in provision in the amount of $9,465 and an increase in payroll and other taxes of $15,478).

  Investing activities consisted of an addition to Lithium Properties in the amount of $869,416 and a repayment of note payable of $868,474.

  Financing activities of a net inflow of $18,781,038 consisted of private placement net proceeds of $16,524,024, A10 Group Credit Facility drawdowns of $2,281,983 and lease payments of $24,969.

  Page | 13

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

  Liquidity and Capital Resources

  The Company does not generate cash from mining operations. In order to fund its exploration work and administrative activities, the Company is dependent upon financing through the issuance of shares or debt sources.

  The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, especially general and administrative expenses. In that regard, following the outbreak of COVID-19, the entire senior management team has agreed to undertake a temporary 50% reduction in their salaries. The Chief Strategy Officer (“CSO”), who has never received compensation for her services, continues to do so.

  The Company’s use of cash is currently, and is expected to continue to be, focused on funding its general corporate expenditures and the development of the Project.

  The Company’s aggregate operating, investing and financing activities during the nine months ended September 30, 2020 resulted in a net cash and cash equivalents position of $16,071,957.

  The Company’s total current liabilities of $7,817,569 at September 30, 2020 consist mostly of amounts with related parties, including (i) the current portion and accrued interest of a note payable in the amount of $1,981,496; (ii) the amount outstanding on the A10 Group Credit Facility of $2,733,240; (iii) other related party payables of $345,598 and (iv) the current portion of lease liabilities of $8,501. The Company’s current liabilities also include accounts payable to suppliers of $2,424,276. The increase in the current portion of the note payable from the balance on December 31, 2019 of $593,812 was due to one installment due in 2021 having become current.

  The Company’s shareholders’ equity at September 30, 2020, was $23,061,644, as a result of share capital of $52,714,337, contributed surplus of $5,258,102, accumulated other comprehensive loss of $2,612,266 and a deficit of $32,298,529.

  Management believes that the Company has access to sufficient funds for its planned expenditures for the next 12 months and to meet certain ongoing obligations with third parties. The Company has considerable flexibility in terms of the pace and the timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds.

  As a result of completion of its private placement offering in August 2020 (thereby obtaining the required equity component of financing) and assuming the completion of the debt financing contemplated in the Company’s agreement with Société Générale (which is subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary closing conditions), Phase 1 of the Project (being the development of the Xuxa deposit), would be fully funded to construction completion. However, further financing will be required to continue to develop the Company’s other deposits at the Project and its additional properties. The certainty of funding future operations, exploration expenditures and project development implementation, considering the availability of sources of additional financing, cannot be assured at this time and, accordingly, these cast a certain amount of doubt about the Company's ability to continue as a going concern. See “Risk Factors”.

  Page | 14

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

  Disclosure of Internal Controls

  Management has established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence to ensure that the condensed interim consolidated financial statements (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the condensed interim consolidated financial statements; and (ii) fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented.

  In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

  The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

  Related Party Transactions

  (a) A10 Group (companies owned by certain directors of the Company)

•	Cost sharing agreement (“CSA”): For the three and nine months ended September 30, 2020, the Company paid the amounts of $28,886 and $86,992, respectively (three and nine months ended September 30, 2019 - $42,086 and $65,008, respectively) through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group, 50% of shared secretarial administrative personnel and shared office maintenance costs. As at September 30, 2020, A10 was owed $8,760 (December 31, 2019 - $nil).

•	Credit Facilities: On November 29, 2019, the Company entered into the A10 Group Credit Facility - a US$5,000,000 revolving credit facility.

  (b) Miazga (a land administration company owned by certain directors of the Company)

  Page | 15

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

  The Company has lease agreements with Miazga with respect to all but one of the Lithium Properties. During the nine months ended September 30, 2020, the Company incurred land lease expenses with Miazga of $49,279 (nine months ended September 30, 2019 - $54,009). This amount, excluding a portion relating to a lease not classified under IFRS 16, was deducted from a prepaid amount, and $28,239 remained in accounts payable to Miazga on September 30, 2020. As at September 30, 2020, the Company had a prepaid land lease amount with Miazga of $121,479 (December 31, 2019 - $108,458). The amounts were recognized at the exchange amount.

  (c) Arqueana (a company indirectly owned by certain directors of the Company)

  The Company has a lease agreement with Arqueana with respect to one of the Lithium Properties. In addition, as of September 30, 2020, the Company owed Arqueana an outstanding balance of $2,229,004 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own.

  (d) RIX (a company owned by certain directors of the Company)

  As of September 30, 2020, the Company had an accounts payable balance in the amount of $35 (December 31, 2019 - $3,223) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX payable in 12 installments.

  (e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is legal counsel)

  As of September 30, 2020, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2019 - $765,058) for legal fees. The amounts were recognized at the exchange amount.

  (f) Management and Directors, which comprise the Company’s officers and directors:

  (i) As of September 30, 2020, the Company owed $73,094 (December 31, 2019 - $76,710) in travel expenses to its management. These expenses were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

  (ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

•	During the nine-month ended September 30, 2020, the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $83,798 (nine months ended September 30, 2019 - $133,978). The CEO deferred his compensation. As a result, as of September 30, 2020, the Company had an account payable to the CEO in the amount of $119,374 regarding unpaid salary, since November 2019. The CEO did not receive share-based compensation for his services to the Company.

•	During the nine-month ended September 30, 2020, the Chief Financial Officer (“CFO”) was due to receive salary compensation in the amount of $81,234 (nine-month period ended September 30, 2019 - $133,978). On September 30, 2020, the Company had an account payable to the CFO in the amount of $7,250.

•	The Chief Strategy Officer ("CSO") did not receive any salary or share based compensation for her services to the Company.

•	For the nine months ended September 30, 2020, the Company had $96,667 accrued in non-executive director compensation.

  Page | 16

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

  (iii) Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the nine months ended September 30, 2020 was valued at $650,112 (nine month ended September 30, 2019 - $2,399,227).

  Risk Factors

  Risks Related to Resource Development

  Development of the Project

  The Company’s business strategy depends in large part on developing the Project into a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The development of the Project is subject to the Company securing the necessary funding and other resources, and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project. If the Company is unable to develop the Project into a commercial mining operation, its business and financial condition will be materially adversely affected.

  Market Prices

  The ability of the Company to successfully develop the Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium hydroxide. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

  Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs, stock market prices and the Company’s ability to fund its activities. In each case, the economics of the Project could be materially adversely affected, including to be rendered uneconomic.

  Page | 17

  Sigma Lithium Resources Corporation

  Interim Management’s Discussion and Analysis – Highlights

  Three and Nine Months Ended September 30, 2020

  Discussion dated: November 30, 2020

  Growth of Lithium Markets

  The development of lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long- term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project, its potential commercial viability and have a negative effect on the business and financial condition of the Company.

  Achieving and Managing Growth

  The Project is at development stage and should, in due course, require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage business may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

  Foreign Operations, Including Emerging and Developing Market Risk

  Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Project.

  Brazil is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. Brazil is a member of the Multilateral Investment Guarantee Agency and was ranked among the top 10 most attractive countries in Latin America for mining investment by the Fraser Institute’s 2019 Annual Survey of Mining Companies. The majority of the Company’s operating costs are denominated in Brazilian Real, which positions the Company favourably given the recent strengthening of the US dollar relative to the Brazilian Real. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company’s operations are also subject to Brazilian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control and various other Brazilian regulatory frameworks, as described below.

  The market for securities issued by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially adversely affect the Company’s ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

  In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries.

  Page | 18

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  The Brazilian economy experienced a gradual recovery in 2019, with GDP up 1.1%, but its growth rate is uncertain for the future, especially after COVID-19. In the first quarter of 2020, GDP decreased 1.5% compared to a 0.2% decrease in the first quarter of 2019. In the second quarter of 2020, GDP decreased 9.7% compared to a 0.4% increase in the second quarter of 2019.

  Moody’s Credit Ratings, Standard & Poor’s and Fitch have each rated Brazil’s long-term foreign and local currency debt sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by Moody’s, Standard & Poor’s and Fitch or any other rating agency in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and raise the cost of funding for the Company because of its operations being Brazil- based, which could materially and adversely impact its business and results of any future operations. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil and adversely impact the price of the Common Shares of the Company.

  The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

  Since 1999, the Brazilian Central Bank has allowed the exchange rate of the Brazilian Real against the US Dollar to float freely, but prior to that it had been subject to exchange controls. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Reais by any person, regardless of the amount, subject to certain regulatory procedures. There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.

  The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following - and the Brazilian federal government’s actions in response to them:

•	currency depreciations and other exchange rate movements;
•	monetary policies;
•	inflation rate fluctuations;
•	economic and social instability;
•	energy shortages or other changes in energy prices;
•	interest rates;
•	disasters at third party mineral projects;
•	exchange rate controls and restrictions on remittances abroad;
•	liquidity of the domestic capital and lending markets;
•	tax policy, including international tax treaties; and
•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

  Page | 19

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

  In October 2018, Mr. Jair M. Bolsonaro was elected president and his term began in January 2019. The 2018 election was preceded by many proven allegations of corruption involving state level deputies, state-controlled enterprises and other organizations nationwide. The election results were seen as a mandate to form a government intent in eliminating corruption. The new Finance Minister, Mr. Paulo Guedes, a liberal economist with a Master degree in Economics from the University of Chicago, promised an agenda focused on fiscal responsibility and economic growth. Since then, Brazil lowered its interest rate and president Bolsonaro’s government has endeavoured to focus on pension and tax reform, privatization and deregulation.

  These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

  Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

  Brazilian markets have experienced heightened volatility due to the uncertainties generated by the ongoing corruption and bribery investigations by federal Brazilian prosecutors, including those known as “Lava Jato,” “Zelotes,” “Acronimo,” “Calicute” and “Greenfield.” As a result of these ongoing investigations, a number of senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil have resigned or been arrested. Other senior elected officials, public officials, controlling shareholders of large conglomerates and executives in Brazil are being investigated and/or arrested for allegations of unethical and illegal conduct. The matters that have, and may continue to, come to light as a result of or in connection with the investigations and related inquiries, have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies and companies with significant operations in Brazil.

  In addition, print, online and social media, posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. To the extent that any such reports and posts, or further developments or allegations related to them or the above investigations, relate to the Company or to any person related to it, public perception, reputation and the trading price of the Common Shares may be materially adversely affected.

  The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Brazil and Canada. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

  Page | 20

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Political Conditions

  Regardless of the economic viability of the Company’s property interests, factors such as political instability, expropriation by governments or the imposition of new regulations or tax laws may prevent or restrict mining some or all of its current or future deposits.

  Any changes in government policy may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labour relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

  Governmental and Regulatory Requirements

  Government approvals and permits are currently, and may continue to be in the future, required in connection with the Company’s operations. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in the development of the Project.

  In Brazil, the Agȇncia Nacional de Mineração (“ANM”), the agency created in 2017 to replace Departamento Nacional de Produção mineral (“DNPM”), regulates the conduct of exploration, development and mining operations. Mining operations in Brazil are regulated primarily by Decree No. 227 of February 28, 1967, the Brazilian Mining Code enacted by Decree No. 62,934 of July 2, 1968, and certain rulings, such as the Consolidation of DNPM Regulations issued by DNPM Ruling No. 155 on May 17, 2016, and more recently federal laws no 13.540/2017 and no 13.575/2017.

  The ANM requires: (i) certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), (ii) certain royalty payments to be made to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and (ii) royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially as a result of unfavourable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees, due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration authorization stage.

  In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, and/or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

  Page | 21

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Recent tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, could result in increased requirements, delays in licensing and other material consequences to the Company.

  Changes in Brazil’s Mining Laws

  On July 26, 2017, the Brazilian federal government enacted Provisional Measures Nos. 789 and 791, which significantly changed the regulatory framework applicable to the mining industry in Brazil. The provisional measures modified relevant aspects of the regulatory framework, such as the calculation of royalties, and created the abovementioned ANM regulatory agency to replace the DNPM. The Brazilian Congress formally enacted the provisional measures Nos. 789 and 791 as federal laws in December 2017 (Laws Nos. 13.540/2017 and 13.575/2017, respectively).

  The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in connection with some existing mineral rights, and an increase in expenses, particularly mining royalties, taxes and fees.

  Environmental Regulation

  All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may or not have been caused by previous owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding. Since the liability is of a joint nature, the aggrieved party may choose to sue only one of the polluting agents (that meets all of the requirements in order to be sued, or simply that has the deepest pockets) to redress damages.

  Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one of these spheres does not necessarily preclude the finding of liability in the remaining spheres. As a result of potential liability under and potential violations of environmental laws, there could be unexpected interruptions to operations, fines, penalties or other reductions in income, as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on operations. Municipal, state and federal governments may decide to review their environmental regulations and continued government and public emphasis on environmental issues may require increased future investments for environmental controls. There can be no assurance that environmental regulation will not adversely affect operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. See also “Governmental and Regulatory Requirements” above.

  Page | 22

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Changes in Tax Laws in Brazil

  The Brazilian government from time to time implements changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

  The Brazilian federal government has frequently implemented multiple changes to tax regimes, including the execution or amendment of tax treaties. Potential changes include (among others) modifications to prevailing tax rates and the enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increased the Company’s tax burden, which could materially adversely affect profitability and increase the prices of products and services, restrict its ability to do business in existing and target markets and cause its financial results to suffer. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings.

  No Production Experience

  Although certain of its officers, directors and consultants have such experience, the Company itself has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company itself does not have any experience in taking a mining project to production. As a result of this factor, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including but not limited to: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties, including the Project.

  Delays and Construction Cost Overruns

  Delays and cost overruns may occur in completing the development and construction of the Project. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

  Page | 23

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Cost Estimates and Negative Operating Cash Flow

  Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns; realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures; and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on operating cash flow, including the ability to service indebtedness.

  Operational Risks

  The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

  Insurance Risks

  In the course of exploration, development and production of mineral properties, risks such as (among others) unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

  Mineral Tenure

  There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

  Page | 24

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

  Highly Competitive Industry

  The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities.

  As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

  Health and Safety Risks

  The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

  Mineral Resource and Mineral Reserve Estimates

  The Company’s mineral resource and mineral reserve estimates are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

  Further, inferred mineral resource estimates have an even greater amount of uncertainty as to their existence and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that inferred mineral resources exist or are economically or legally mineable.

  Page | 25

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Opposition to Mining Projects

  The Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

  Risks Related to the Company’s Business and Securities

  Public Health Crises

  The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID-19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada, the United States and Brazil, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments that are highly uncertain, including the duration, severity and scope of the outbreak and the actions taken by various government authorities to contain or treat the outbreak. In particular, the continued spread could materially and adversely impact the Company’s business, including without limitation, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

  In addition, the outbreak has caused a worldwide health crisis that has adversely affected economies and financial markets resulting in a global economic downturn that has impacted lithium markets and, therefore, been negative for lithium mining companies.

  Achievement of Profitable Operations and Further Losses

  The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial years ended December 31, 2019 and December 31, 2018. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

  Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

  There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to for its capital requerements. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

  Page | 26

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  A likely source of future financing is the sale of additional common shares, which would mean that each existing shareholder would own a smaller percentage of the common shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments. Also, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional common shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

  The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

  Dependence on the Expertise of Consultants

  The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

  No History of Dividends

  The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business.

  The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

  Dependence on Key Individuals

  The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

  Fluctuations in Exchange Rates

  Business is transacted by the Company primarily in Canadian, U.S. and Brazilian currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Project is located in Brazil, and the majority of the costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for Product are denominated in U.S. dollars.

  Page | 27

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Legal Proceedings

  Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

  Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

  Conflicts of Interest for Directors and Officers

  Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

  Share Price Volatility

  The market price of a publicly traded stock, especially a resource issuer such as the Company, is affected by many variables in addition to those directly related to exploration or operational successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock.

  Therefore, investors could suffer significant losses if the common shares are depressed or illiquid when an investor seeks liquidity.

  Significant Shareholders’ Influence

  To the Company’s knowledge, as of the date hereof, A10 Group holds approximately 63% of the outstanding common shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Group may be in a position to affect the Company’s governance and operations. In addition, A10 Group may have significant influence over the passage of any shareholder resolution (such as would be required, to amend constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence may be to limit the price that investors are willing to pay for the Company’s common shares. In addition, the potential that A10 Group may sell common shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of common shares in the public market, could adversely affect the market price of the common shares.

  Page | 28

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Enforcement of Judgments

  The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside Canada judgments against the Company and its directors and officers obtained in Canadian courts based upon the civil liability provisions of Canadian securities laws or (ii) bring in courts outside Canada an original action against the Company and directors and officers to enforce liabilities based upon such securities laws.

  Cyber-Security Risks

  Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

  Critical Accounting Estimates

  The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

  Critical accounting estimates:

  Significant assumptions about the future and other sources of uncertainty with respect to estimates that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	The recoverability of amounts receivable and value-added taxes receivable which are included in the consolidated statements of financial position;
•	Income taxes – measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements;
•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and
•	The inputs used in accounting for share-based payment transactions, including warrants.

  Page | 29

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Critical accounting judgments:

•	Management’s assessment of going concern and uncertainties regarding the Company’s ability to raise additional capital and/or obtain financing to advance the Project;
•	Management’s applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Real, based on the facts and circumstances that existed during the period;
•	Management’s determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period; and
•	Management’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the management to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The management’s assessment is that as at September 30, 2020 and December 31, 2019 there were no indicators of impairment in the carrying value of its long-lived assets.

  Off-Balance-Sheet Arrangements

  As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

  Outstanding Share Data

  As at the date of this MD&A, the Company has 77,782,757 issued and outstanding Common Shares. In addition, the Company has 687,334 RSUs and 200,000 stock options outstanding.

  Capital Management

  The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve its ongoing business objectives, including funding future growth opportunities, and pursuing accretive acquisitions; and
•	To maximize shareholder returns through enhancing its share value.

  The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

  The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at September 30, 2020 totaled $23,061,644 (December 31, 2019 - $8,739,275). The Company’s capital management objectives, policies and processes remained unchanged during the nine months ended September 30, 2020.

  Page | 30

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures and investing and financing initiatives based on activities related to the Project.

  Financial Risk Factors

  The Company's activities expose it to a variety of financial risks.

  Credit risk

  Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and receivables. Cash is held with a Canadian chartered bank and a financial institution in Brazil, from which management believes the risk of loss to be minimal.

  Receivables consist of amounts due from management and related parties. Receivables are in good standing as of credit risk with respect to these amounts receivable is minimal.

  Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet its obligations, it will consider securing additional equity or debt funding.

  The Company's cash is currently invested in business accounts with high-credit quality financial institutions which are available on demand by the Company.

  The Company’s financial obligations consist primarily of accounts payable to suppliers, lease payments, its revolving credit facility and its note payable. The maturity analysis of financial liabilities as at September 30, 2020 is as follows:

	Up to 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
Contractual Obligations	($)	($)	($)	($)	($)
Suppliers	2,424,276	-	-	-	2,424,276
Payroll and other taxes	324,458	-	-	-	324,458
Lease payments	8,501	71,624	35,812	388,415	504,352
Revolving credit facility	2,733,240	-	-	-	2,733,240
Note payable	1,981,496	247,508	-	-	2,229,004
Other liabilities	345,598	-	-	-	345,598

  Page | 31

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  COVID-19

  Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact COVID-19 may have on:

•	global lithium prices;
•	demand for lithium and the ability to refine, beneficiate and sell batteries produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power;
•	ability to obtain funding; or
•	the availability of personnel for the Company and for its service providers.

  At the date of the approval of these consolidated financial statements, the Brazilian government had not introduced measures which impede the normal operation of the business. On March 20, 2020, the Brazilian Ministry of Mines and Energy issued the decree 10.282 (“portaria”) including the mining sector amongst the industries considered to be “essential” to the prosperity and economy of the country. As a result, the activities of operational and pre-operational mining companies in Brazil are not subject to the physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities as a result of the COVID-19.

  However, the Company continues to follow closely certain macroeconomic, political and social changes that could negatively affect its business particularly its impact in the auto industry and demand for EV.

  Market risk

  Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

  (a) Interest rate risk

  The Company has cash balances. The Company's current policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at the end of the period of this MD&A, the Company did not have any surplus cash.

  The Company also has debt instruments, as disclosed in note 9 of the September 30, 2020 unaudited condensed consolidated financial statements. The debt instruments held as at the end of the period of this MD&A and of the Annual MD&A were exposed to interest as per the CDI interest rate (Brazilian Interbank rate).

  (b) Foreign currency risk

  The Company recorded all funding to its wholly-owned subsidiary SMSA as intercompany loans denominated either in Canadian dollars or US dollars (“Subsidiary Loans”), matching the currency of the Company’s own funding (in general, debt funding was US dollars denominated and equity funding Canadian dollars denominated). As a result, SMSA has recorded foreign exchange losses or gains based on the fluctuation of the US dollars and Canadian dollars against the Brazilian Real (SMSA’s functional currency).

  Page | 32

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  These foreign exchange fluctuations recorded at SMSA have not been eliminated in the Company’s consolidated financial statements as a result of the different functional currencies adopted by the Company (Canadian dollar) and SMSA (Brazilian Real). Following the same procedure adopted on December 31, 2019, the Company plans to capitalize the full outstanding balance of the Subsidiary Loans, which amounted to $366,866 (1,553,456 Brazilian Reais) as at September 30, 2020, through a capital increase at SMSA on December 31, 2020.

  The total foreign exchange gain of $960,537 for the nine-month period ended September 30, 2020 comprised the following balances:

o	(i) foreign exchange loss of $103,364 recorded at SMSA related to the Subsidiary Loans;
o	(ii) foreign exchange gain of $88,691 on accounts payable in other currencies; and
o	(iii) foreign exchange gain of $975,210 on note payable.

  The Company's functional and presentation currency is the Canadian dollar, but the Company also has significant balances in Brazilian Real that are subject to foreign currency risk.

  The Company had the following balances in the prescribed currencies:

		September 30, 2020	December 31, 2019
Brazilian Reais (SMSA financial statements denominated in Brazilian Reais)
Current assets	Reais	862,074	695,855
Current liabilities	Reais	(4,941,911)	(4,428,719)
United States Dollar (Company's financial statements denominated in US Dollars)
Cash in banks	USD	$3,995,777	$48,809

  The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Real and US dollars. All other variables held constant, other comprehensive loss would be impacted by approximately $48,000 by a plus or minus 5% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar; and by approximately $266,000 by a plus or minus 5% change in the foreign exchange rate of the US dollar compared to the Canadian dollar.

  Proposed Transactions

  The Company routinely evaluates various business development opportunities which could entail acquisitions and/or divestitures. In this regard, the Company is currently in discussions with various parties, but no definitive agreements respecting any proposed transactions have been entered into as of the date of this MD&A. There can be no assurances that any such transactions will be concluded in the future.

  Page | 33

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Additional Disclosure for Venture Issuers Without Significant Revenue

  General expenditures

Detail	Nine-month period ended September 30, 2020 ($)	Nine-month period ended September 30, 2019 ($)
Stock-based compensation	278,995	853,551
Salaries and benefits (1)	227,226	679,429
Legal counsel Canada	21,637	570,759
Travel - Administration	44,413	481,017
Professional fees	36,376	207,361
A10 Group Cost Sharing Agreement	86,992	65,008
Business development and investor relations (2)	229,611	185,842
Accounting	60,669	93,120
Auditing	78,157	173,818
Insurance	45,138	122,261
Other general and administrative (3)	92,287	282,198
Total	1,201,501	3,714,364

  (1) Includes compensation for the Company’s CEO, CFO and a non-executive director.

  (2) Business development and investor relations expenses are mainly related to public relations, market maker, press releases and conferences.

  (3) Other administrative expenses are mainly related to head hunting fees, corporate secretarial fees, stock market exchange fees, transfer agent fees, notary, transportation, IT, cleaning, communications, website development and maintenance and utilities, among others.

  Outlook

  Although there can be no assurance that all required funding will be available to the Company, management is of the opinion that the lithium price will be favourable and that the Company will be a low-cost producer and hence it may be possible to obtain additional funding for the Project.

  Notwithstanding, the Company is mindful that the lithium price could fall with little or no warning. Accordingly, its plans for the near term are to develop the Xuxa deposit, advance the exploration and evaluation of the Project’s Barreiro deposits, to monitor market fundamentals, and to ensure that the Company is well positioned to weather any possible resurgence of a market downturn. See “Risk Factors”.

  Page | 34

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

  Events after the reporting period

  On November 27, 2020 the Company and A10 Group signed an amendment to the A10 Group Credit Facility agreement, postponing its maturity by six months for both principal and accrued interest. This amendment is subject to TSX-V approval.

  Cautionary Note Regarding Forward-Looking Information

  This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The operating, exploration and development activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; and equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company.	Unforeseen costs to the Company will arise; ongoing uncertainties relating to the COVID-19 virus will remain; any particular operating cost will increase or decrease from the date of the estimation; and capital markets will not be favourable for funding, resulting in the Company not being able to obtain financing when required or on acceptable terms.

  Page | 35

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

The Company’s properties may contain economic deposits of minerals.	The actual results of the Company’s exploration and development activities will be favourable; operating, exploration and development costs will not exceed the Company’s expectations; all requisite regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions are favourable to the Company; the price of applicable commodities and applicable interest and exchange rates will be favourable to the Company; no title disputes will exist or arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; there will be uncertainties involved in interpreting geological data; there will be inability to secure necessary property rights; future exploration results will not be consistent with the Company’s expectations; increases in costs will occur; environmental compliance will be breached; changes in environmental and other applicable legislation and regulation will have a negative impact; interest rate and exchange rate fluctuations and changes in economic and political conditions will have a negative impact.
The Company’s anticipated business plans, including costs and timing for future exploration and development of its property in Brazil.	The exploration activities of the Company, and the costs associated therewith, will be consistent with the Company’s current expectations; equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company; financing will be available for the Company’s exploration and development activities on favourable terms; the Company’s operating, development and production costs will not exceed the Company’s expectations; the Company will be able to retain and attract skilled staff; all applicable regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company; the Company will not be adversely affected by market competition; the price of applicable commodities will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; changes in the condition of debt and equity markets will be negative; timing and availability of external financing on acceptable terms will not be as anticipated; there will be uncertainties involved in interpreting geological data; the Company will be unable to secure necessary property rights; the possibility that future exploration, development and production results will not be consistent with the Company’s expectations; increases in costs will occur; environmental compliance will be breached and changes in environmental and other applicable legislation and regulation will have a negative impact; interest rate and exchange rate fluctuations will occur; changes in economic and political conditions will have a negative impact; the Company will be unable to retain and attract skilled staff; receipt of applicable permits subject to governmental and/or regulatory approvals will not occur; the Company will not be able to prevent negative actions of its joint venture partners and/or other counterparties over which it has no control.

  Page | 36

  Sigma Lithium Resources Corporation
  Interim Management’s Discussion and Analysis – Highlights
  Three and Nine Months Ended September 30, 2020
  Discussion dated: November 30, 2020

Asset values for the period then ended are recorded at the proper values	Management beliefs that no write-down is required for its plant and equipment and mineral properties.	If the results of the Company’s exploration and development programs do not prove positive, a decline in asset values could be deemed to be other than temporary, resulting in impairment losses.
Management’s outlook regarding future trends and exploration programs	Financing will be available for the Company’s exploration, development and operating activities; the price of applicable commodities will be favourable to the Company; foreign exchange rates against the Canadian dollar and prices of equity investments will not be subject to changes in excess of plus or minus 15%; the actual results of the Company’s exploration and development activities will be favourable; management is aware of all applicable environmental obligations.	There will be commodity price volatility; changes in the condition of debt and equity markets will be negative; interest rate and exchange rate fluctuations will be negative; changes in economic and political conditions will be negative; future exploration results will not be consistent with the Company’s expectations; changes in environmental and other applicable legislation and regulation will have a negative impact.

  Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section above. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

  Page | 37